May 26, 2009
Mr. Patrick Kuhn
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

RE:	VCG Holding Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Dear Mr. Kuhn:
          This is our response to your May 11, 2009 response letter (the “Response Letter”) to VCG Holding Corp. (the “Company”). For your convenience, we have restated the comments from the Response Letter below, followed by the Company’s responses.
Form 10-K: For the fiscal year ended December 31, 2008
Notes to the Consolidated Financial Statements, page 40
Note 2: Restatement of 2007 Annual Financial Statements and 2008 Quarterly Financial Statements, page 40
1.	Please revise your filing to provide all of the disclosures required by paragraph 26 (a and b) of SFAS 154.

2.	In addition, please tell us and revise your filing to explain in greater detail the nature of the errors that caused goodwill to be overstated by $2.1 million, additional paid-in capital to be overstated by $1.2 million and other income to be overstated by $0.9 million. Refer to paragraph 26 of SFAS 154 for further guidance.
During 2007, the Company more than doubled in size by making strategic acquisitions of 11 nightclubs, growing from 8 to 18 nightclubs (taking into account one nightclub disposition). The extremely high volume of acquisitions plus the related debt and equity transactions to fund them, resulted in errors. These errors were made while recording the pushdown accounting entries, which overstated Goodwill and Equity. For example, the Company did not update the valuation date and fair market value of the Company’s stock consideration paid to the Company’s CEO for the acquisition of his nightclubs when delays in transferring licenses postponed the effective acquisition dates. The Company also made errors in eliminating entries for the fourth quarter 2007, which overstated Other Income (an account used on the parent company’s books to record intercompany charges to its subsidiaries) and Goodwill.

See Item 9A(T), Controls and Procedures in the Company’s Form 10-K for the Company’s remediation of these weaknesses in internal controls over financial reporting. The effect of the corrections is detailed below.
VCG Holding Corp.
Consoldated Balance Sheet
December 31, 2007
(Dollar amounts in thousands)

	As Reported	Valuation	Equity	Restated
	2007	Adjustments	Restatement	2007

Assets
Current Assets
Cash & cash equivalents (including $250 of restricted cash at 12/31/07)	$2,979			$2,979
Assets held for sale	373			373
Other receivables	182			182
Inventories	965			965
Prepaid expenses	276			276
Income taxes receivable	272			272

Total Current Assets	5,047	0	0	5,047

Property and equipment, net	24,517	200		24,717
Licenses	3,205	50,112		53,317
Favorable lease rights	0	1,533		1,533
Trade names	0	578		578
Intellectual property	1,500	(1,500)		0
Plans and drawings	76			76
Deferred acquisition costs	268			268
Covenants not to compete	111	(59)		52
Deferred offering costs	37			37
Goodwill	58,964	(39,166)	(2,176)	17,622
Loan fees, net	390			390
Deposits	83			83

Total Assets	$94,198	11,698	(2,176)	$103,720

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable—trade	$764			$764
Accrued expenses	1,647			1,647
Deferred revenue	150			150
Unfavorable leasehold rights	0	262		262
Current portion of capitalized leases	9			9
Current portion of long-term debt	9,334			9,334

Total Current Liabilities	11,904	262	0	12,166

Long-term Liabilities
Deferred income tax	1,061	6,015		7,076
Unfavorable lease liabilities, net of current portion	0	5,322		5,322
Capitalized leases, net of current portion	19			19
Long-term debt	21,486			21,486

Total Long-Term liabilities	22,566	11,337	0	33,903

Minority Interests	3,663			3,663

Stockholders’ Equity
Redeemable preferred stock, none issued and outstanding	—			—
Common stock $.0001 par value; 50,000,000 shares authorized; 12,645,441 (2006) and 17,723,975 (2007) shares issued and outstanding	2			2
Additional paid-in capital	52,252		(1,244)	51,008
Retained earnings (deficit)	3,811	99	(932)	2,978

Total Stockholders’ Equity	56,065	99	(2,176)	53,988

Total Liabilities and Stockholders’ Equity	$94,198	11,698	(2,176)	$103,720

VCG Holding Corp.
Consolidated Statements of Operations
For the year ended
(Dollar amounts in thousands except earnings per share)

	December 31,
	As Reported	Valuation	Equity	Restated
	2007	Adjustments	Restatement	2007

Revenues
Sales of alcoholic beverages	$19,248			$19,248
Sales of food and merchandise	2,282			2,282
Service revenue	13,997			13,997
Management fees and other income	5,022		(932)	4,090

Total revenue	40,549		(932)	39,617

Operating Expenses
Cost of goods sold	5,414			5,414
Salaries and wages	8,899			8,899
Other general and administrative
Taxes and permits	1,527			1,527
Charge card and bank fees	480			480
Rent	3,863	(99)		3,764
Professional fees	2,168			2,168
Advertising and marketing	1,859			1,859
Insurance	1,042			1,042
Bad debt expense	42			42
Other	4,434			4,434
Depreciation and amortization	1,030			1,030

Total operating expenses	30,758	(99)	0	30,659

Income from operations	9,791	99	(932)	8,958

Other income (expenses)
Interest expense	(2,440)			(2,440)
Interest income	326			326
Gain on sale of assets	190			190
Realized loss on sale of marketable securities	(91)			(91)

Total other income (expenses)	(2,015)	0	0	(2,015)

Income from continuing operations before income taxes	7,776	99	(932)	6,943

Income tax expense—current	0			0
Income tax expense—deferred	1,250		0	1,250

Total income taxes	1,250	0	0	1,250

Minority interest expense	(251)			(251)

Income (loss) from continuing operations	6,275	99	(932)	5,442

(Loss) from discontinued operations, net of tax	(23)			(23)

Net income (loss)	$6,252	$99	$(932)	$5,419

Earnings per share
Basic income per common share
Income from continuing operations	$0.38	$0.01	$(0.06)	$0.33
Loss from discontinued operations	$—

Net income applicable to common shareholders	$0.38	$0.01	$(0.06)	$0.33

Fully diluted income per common share
Income from continuing operations	$0.37	$0.01	$(0.06)	$0.32
Loss from discontinued operations	$—

Net income applicable to common shareholders	$0.37	$0.01	$(0.06)	$0.32

Weighted average shares outstanding	16,501		122	16,623
Fully diluted weighted average shares outstanding	16,993		20	17,013
          If the foregoing description of the nature of the errors satisfactorily answers your question above, the Company will promptly file an amendment to its Form 10-K. Please advise if we need to include the full balance sheet and statement of operations in the 10-K/A, or if it is adequate to only display the affected line items.
          We remain available to you and the Commission staff at anytime to answer additional questions.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	the SEC Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Courtney Cowgill
Courtney Cowgill
Chief Financial and Accounting Officer, Secretary and Treasurer
cc: Troy Lowrie, Chief Executive Officer